FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of a press release dated September 26, 2005 announcing Nordic American Tanker Shipping Limited's (the "Company") acquisition of a double hull suezmax vessel expected to be delivered in November 2005.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Expands the Fleet to Eight Vessels

Hamilton, Bermuda, September 26, 2005

Nordic American Tanker Shipping Ltd. (the "Company" or "NAT") today announced that the Company has agreed to acquire a double hull suezmax vessel of 157,332 dwt built in Korea in 1998. The vessel is expected to be delivered from the seller to NAT in November 2005.

The vessel is expected to be employed in the spot market, thus increasing the number of the Company's ships in the spot market from six to seven. The Company's remaining vessel is employed on a long term contract.

Including this acquisition the NAT fleet will be 1,227,159 dwt and this acquisition will increase the earning capacity of the fleet. Management believes that this acquisition will be accretive to both dividends and earnings per share. The purchase price is USD 70 million.

The Company completed its transformation from a passive leasing structure into an operating company in mid-October 2004. Since then, the Company has increased its fleet from three to eight ships including the acquisition announced today.

Main Details of the Fleet of the Company:

Original vessels since the formation of the Company in 1995:
------------------------------------------------------------

Nordic Hunter            (1997 - 151,458)      Spot related contract
Nordic Hawk              (1997 - 151,458)      Spot related contract
Gulf Scandic             (1997 - 151,458)      Long term contract

Ships acquired after the Company became an operating company in October 2004:
-----------------------------------------------------------------------------

Nordic Voyager    (1997 - 149,591)  Acquired November 2004       Spot employment
Nordic Fighter    (1998 - 153,181)  Acquired March 2005          Spot employment
Nordic Freedom    (2005 - 159,500)  Acquired March 2005          Spot employment
Nordic Discovery  (1998 - 153,181)  Acquired August 2005         Spot employment
New acquisition   (1998 - 157,332)  Acquisition announced today  Spot employment

Total fleet       1,227,159 dwt

Rates for suezmax tankers in the spot market during the third quarter of 2005 have been lower than during the second quarter of 2005, in line with general conditions in the tanker market. According to the spot assessment of the IMAREX Tanker Index (Route TD5 130.000 mt West Africa to US Atlantic Coast), suezmax spot rates in the third quarter (through September 22nd, 2005) have averaged $23,246 as compared to $32,654 per day during the second quarter of 2005.

The Company currently expects its dividend in respect of the third quarter of 2005 to approximate $0.60 per share compared to the dividend per share of $0.84 in respect of the second quarter of 2005.

Based on average spot rates for the third quarter through September 22nd 2005, and assuming that rates for the balance of the quarter remain at the same level, the Company currently expects its earnings per share for the third quarter of 2005 to range from $0.25 to $0.29, compared to earnings per share of $0.57 for the second quarter of 2005. Tanker spot rates are highly volatile and actual results may differ from those expected by the Company. Our EPS estimate for the third quarter is influenced by a non-recurring and non-cash item of 2.5 cents per share related to making our $300 million credit facility a five year arrangement. During the third quarter of 2005, one ship was dry-docked according to plan. The total time in dry-dock was 19 days which together with deviation to the dry-dock yard of nine days resulted in this vessel's not earning 28 days of revenue. None of our vessels will be in scheduled dry-dock during the fourth quarter of 2005.

As previously announced, the Company's seventh suezmax tanker joined the fleet on August 9th, 2005, and has operated in the spot market since then.

As of September 22nd 2005, IMAREX reports suezmax freight forwards at $44,816 per day for the fourth quarter of 2005. On September 22nd the spot IMAREX day rate stood at $29,216, reflecting a recent strengthening of the market.

Herbjorn Hansson, the Company's Chairman and Chief Executive Officer, commented:
"This addition to the fleet represents a further important step in the development of the Company, and is consistent with our growth strategy of accretive acquisitions that bolster dividends and earnings per share. The market has been weaker during the third quarter of 2005 compared with the first and the second quarters of 2005, but we now see signs of a strengthening in the market going forward. The underlying demand for oil continues to be strong. I believe that the Company is well positioned to continue its growth strategy based on its policy of full dividend pay-out to shareholders. We wish our operations to continue to be predictable and consistent for investors who understand that we remain faithful to the principles of our strategy and of our unique operating model. With our total fleet of 8 ships, we are well positioned to reap the benefits of the tanker market going forward".

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.


Contacts:            Scandic American Shipping Ltd.
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

                     Web-site:  www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Gary Wolfe
                     Seward & Kissel LLP, New York, USA
                     Tel: +1 212  574 1223

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  September 26, 2005             By:/s/ Herbjorn Hansson
                                          ----------------------------
                                              Herbjorn Hansson
                                              Chairman, Chief Executive Officer
                                              and President



01318.0002 #604036